Mail Stop 0408


								November 22, 2006






David K. Johnson
President and Chief Executive Officer
WSB Financial Group, Inc.
607 Pacific Avenue
Bremerton, Washington 98337


Re: 	WSB Financial Group, Inc.
      Amendment Number Three to Registration Statement on Form S-1 File No. 333-137038
      Filed November 14, 2006



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Cover Page
1. We note your response to comment 3 of our letter to you dated November 9, 2006. Please revise footnote 1 to clarify that the data is based upon your assumption that you will sell not sell any of the
325,000 shares offered for sale under the directed share program to directors, officers, employees, business associates and 538 other persons.


WSB Financial Group, Inc., page 1
2. We note your response, on page 1, to comment 4 of our letter to you dated November 9, 2006. Please revise this section, and similar disclosure elsewhere such as the MD&A and the Business section, as follows:
* as we have requested in comment 4 of our letter to you dated November 9, 2006 and in comment 1 of our letter to you dated October
27, 2006, revise your claim, in the first sentence of the first paragraph and similar claims elsewhere such as on pages 21 and 56, that you have "an array of commercial bank and real estate lending products" to state, as the Federal Deposit Insurance Corporation states in its CRA Performance Evaluation that you are "a primarily mortgage-lending focused financial institution;" and
* supplement your claim, in the third paragraph and elsewhere such as page 56, that you are the "fastest growing bank in the Pacific Northwest" to disclose your rank based on dollar growth and disclose the highest growth by a bank in the Pacific Northwest was $5.8 billion while your growth was $306 million.


Our Market Area, page 3
3. We note your response, on page 3, to comment 5 of our letter to you dated November 9, 2006. Please revise this section, and similar disclosure elsewhere, as follows:
* revise your statement, in the second paragraph, regarding the "national attention" that Kitsap County has received for its "economic success" to disclose that, according to the FDIC, your main office in Bremerton is located in a "low income" area and that the five branches are located in "middle income" areas;
* revise your claim, in the second paragraph, that Bremerton was "named one of the country`s hottest small cities" to disclose that this designation was for the hottest cities for entrepreneurs; and
* revise your claim that you benefit from the economic activity in and around the Seattle metropolitan area to clarify that you do not have any branch offices in the Seattle metropolitan area and to disclose the FDIC finding that the lending volumes in both your locations closest to Seattle, (the branch in Mason County and your loan office in Federal Way) "are not as significant [as your other branches and loans offices] and do not greatly impact the bank`s overall performance."


The Offering, page 5
4. We note your response to comment 5 of our letter to you dated November 9, 2006. Please revise the second bullet point, and the section on page 97, to clarify that
* you assume that you will sell none of the 325,000 shares offered for sale under the directed share program to directors, officers, employees, business associates and 538 other persons; and
* your assumption is based upon the fact that none of these persons have made binding commitments to purchase any shares or have made indications of interest.


Management`s Discussion and Analysis, page 21
5. Please revise the third paragraph on page 21 as follows:
* disclose the percentage of revenues from real estate loans;
* discuss and provide analysis of the findings of the FDIC in its CRA
Evaluation that your "portfolio figures do not provide an accurate portrayal of the bank`s actual lending activity" since the portfolio figures do not include the "significant amount" of residential loans that you make and sell; and
* provide analysis of the extent that your revenues are derived from residential mortgages and real estate generally and the risks that real estate market declines.


Kitsap County, page 57
6. We note your response to comment 13 of our letter to you dated November 9, 2006. Please revise the first paragraph to disclose that, according to the FDIC, your main office in Bremerton is located in a "low income" area and that the other branches are located in "middle income" areas.

Seattle Metropolitan Area, page 59
7. As we requested in comment 14 of our letter to you dated
November
9, 2006, please disclose percentage of loans and the percentage of your deposits that originate in Seattle and the Seattle metropolitan area or disclose that you do not have such information. In addition, please disclose the following:
* that you do not have any branches or loan offices in Seattle or in the Seattle metropolitan area; and
* that the FDIC found that the lending volumes in both your locations closest to Seattle, (the branch in Mason County and your loan office in Federal Way) "are not as significant [as your other branches and loans offices] and do not greatly impact the bank`s overall performance."


Underwriting, page 94
8. As we requested in comment 16 of our letter to you dated
November
9, 2006, please provide more detail regarding the circumstances under which D.A. Davidson may change the offering price and other selling terms including, but not limited to, the following:
* when you are legally permitted to change the offering price and offering terms;
* what disclosure you will make if you change the offering price and offering terms; and
* whether you will sell some shares within the offering range and some shares below the offering range.


      * * * * * * * * * * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
L. Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact either
Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3491
with
any other questions.


						Sincerely,



						Todd K. Schiffman
						Assistant Director


cc. Thomas A. Sterken, Esquire
Keller Rohrback, L.L.P.
Suite 3200
1201 Third Avenue
Seattle, Washington 98101




David K. Johnson
WSB Financial Group, Inc.
November 22, 2006
Page 1